SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended July, 2012

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

27 July, 2012

TNK-BP REPORTS FIRST HALF 2012 RESULTS

TNK-BP today announced its results for the first half of 2012, which are available at www.tnk-bp.com.

TNK-BP is a leading Russian oil company, owned equally by BP and Alfa Access-Renova.

BP is scheduled to report its results for the second quarter of 2012 on 31 July 2012.

Notes to editors:

• TNK-BP is vertically integrated company with a diversified upstream and downstream portfolio in Russia and Ukraine and international interests in Brazil, Venezuela and Vietnam. The company was formed in 2003 as the result of the merger of BP's Russian oil and gas assets and the oil and gas assets oil of Alfa Access Renova.

-ENDS -

                                                                                                                               SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 27 July 2012

/s/ J. Bertelsen
...............................
J. Bertelsen
Deputy Company Secretary